[redacted]

06050169

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 2 5 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

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SEC FILE NUMBER
8- 51381

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loring Ward Securities Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3055 Olin Avenue, Suite 2000
(No. and Street)

San Jose (City) CA (State) 95128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey R. Magnusson 212-907-8005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Suite 2000, One Lombard Place, Winnipeg, Manitoba R3B 0X3
(Address) (City) (State) (Zip Code)

PROCESSED
NOV 0 3 2006
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey R. Magnusson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loring Ward Securities Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

Notary Public

ERROL WANDER
Notary Public, State of New York
No. 01WA6113141
Qualified In New York County
Commission Expires July 19, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information
(Expressed in U.S. dollars)

LORING WARD SECURITIES INC.

December 31, 2005 and 2004
(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
Chartered Accountants
Suite 2000 - One Lombard Place
Winnipeg MB R3B 0X3
Canada

Telephone (204) 957-1770
Fax (204) 957-0808
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Loring Ward Securities Inc.

We have audited the accompanying statements of financial condition of Loring Ward Securities Inc. as of December 31, 2005 and 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that are being filed pursuant to Rule 17a-5 under the *Securities Exchange Act* of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Loring Ward Securities Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the *Securities Exchange Act* of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants

Winnipeg, Canada

January 30, 2006

LORING WARD SECURITIES INC.

Statements of Financial Condition
(Expressed in U.S. dollars)

December 31, 2005 and 2004

	2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 397,005	$ 339,239
Accounts receivable	–	35,528
Prepaid expenses	47,466	36,969
Deposits and other current assets	197,716	110,081
Due from related party (note 3)	200,000	–
Total current assets	842,187	521,817
Due from related party (note 3)	–	200,000
Total assets	$ 842,187	$ 721,817
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	$ 5,958	$ 41,334
Due to related party (note 3)	247,529	155,964
Total current liabilities	253,487	197,298
Income taxes payable to related party [note 2(c)]	119,044	93,444
Total liabilities	372,531	290,742
Stockholder's equity:		
Capital stock:		
Authorized:		
100 common stock, $0.01 par value		
Issued:		
100 common stock	1	1
Additional paid-in capital	99,999	99,999
Retained earnings	369,656	331,075
Total stockholder's equity	469,656	431,075
Total liabilities and stockholder's equity	$ 842,187	$ 721,817

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Statements of Operations
(Expressed in U.S. dollars)

Years ended December 31, 2005 and 2004

	2005	2004
Revenue:		
Brokerage commissions	$ 162,443	$ 131,915
Interest and dividend income	17,249	15,045
Supervisory fees (note 3)	142,147	122,140
	321,839	269,100
Expenses:		
Broker commissions	12,397	15,848
Insurance	61,240	51,993
Licensing and transaction fees	70,442	55,523
Management fee to related party (note 3)	70,217	61,070
Other	29,418	26,852
Supplies and stationery	13,944	18,081
	257,658	229,367
Income before income taxes	64,181	39,733
Income taxes (note 4)	25,600	16,000
Net income	$ 38,581	$ 23,733

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Statements of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Years ended December 31, 2005 and 2004

	Common stock		Additional paid in capital		Retained earnings		Total stockholder's equity
Balances at January 1, 2004	1	$	99,999	$	307,342	$	407,342
Net Income			–		23,733		23,733
Balances at December 31, 2004	1		99,999		331,075		431,075
Net income	–		–		38,581		38,581
Balances at December 31, 2005	1	$	99,999	$	369,656	$	469,656

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Statements of Cash Flows
(Expressed in U.S. dollars)

Years ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 38,581	$ 23,733
Adjustments for change in:		
Accounts receivable	35,528	(25,254)
Prepaid expenses	(10,497)	43,136
Deposits and other current assets	(87,635)	(24,183)
Accounts payable	(35,376)	(32,390)
Income taxes payable to related party	25,600	16,000
Due to related party	91,565	29,923
Increase in cash and cash equivalents	57,766	30,965
Cash and cash equivalents, beginning of year	339,239	308,274
Cash and cash equivalents, end of year	$ 397,005	$ 339,239

See accompanying notes to financial statements.

1. Organization and nature of operations:

Loring Ward Securities Inc. (the company), a wholly-owned subsidiary of Loring Ward Group Inc. (LWGI), in turn a wholly-owned subsidiary of Loring Ward International Ltd., a Canadian company, is a registered broker-dealer under the *Securities Exchange Act* of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

The company introduces its customers to a clearing broker on a fully disclosed basis and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

2. Significant accounting policies:

(a) Basis of presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

(b) Cash and cash equivalents:

The company considers cash and cash equivalents to include cash on hand, demand deposits and other investments with original maturities of three months or less.

(c) Income taxes:

The company and other subsidiaries of LWGI file federal and state income tax returns as part of a combined group. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Where a deferred tax asset has been recognized, a valuation allowance is established if, based on the weight of available evidence, it is more than likely that the deferred tax asset will not be realized.

2. **Significant accounting policies (continued):**

The company is a member of the LWGI affiliated group and, accordingly, its federal taxable income or loss is included in the consolidated federal income tax return filed by LWGI. The company may also be included in certain state and local tax returns of LWGI or its subsidiaries. The company's tax sharing agreement with LWGI provides that income taxes be based on the separate results of the company. The agreement generally provides that the company pay to LWGI amounts equal to taxes that the company would be required to pay if it were to file a return separately from the affiliated group. The agreement also provides that LWGI will pay the company amounts equal to tax refunds the company would be entitled to if it had always filed a separate tax return.

(d) Revenue recognition:

The company earns supervisory fees for overseeing the investment advisory activities of its registered representatives. Most of the fees are for introducing to and working with clients of LWI Financial Inc. (LWIF), a related party through common ownership. The fees are billed at the beginning of each quarter and recognized as income over each quarterly period.

(e) Brokerage commissions:

The company earns brokerage commissions on the sale of non-proprietary products and services by its in-house brokers. Commission revenues and expenses are recorded on a trade date basis.

(f) Licensing and transaction fees:

The company pays licensing fees to the NASD for individual and state registration. Additionally, the company pays transaction fees in relation to being an underwriter.

(g) Investment income:

Investment income is recorded using the accrual method of accounting and dividend income is recorded on the ex-dividend date.

(h) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(Expressed in U.S. dollars)

3. Related party transactions:

The supervisory fees charged to clients of LWIF are billed and collected by LWIF on behalf of the company. For the year ended December 31, 2005, the company earned $142,147 (2004 - $122,140) in supervisory fees from LWIF clients.

The company bears expenses directly related to its operations, while LWIF bears expenses which relate to more than one of commonly controlled entities, including, but not limited to, personnel, office space and other support services. The company pays a management fee, equal to approximately 50 percent of supervisory fees, under an agreement between the parties to compensate LWIF for these common expenses. The amount of such expenses might be different if incurred in arm's-length transactions.

As of December 31, 2005, the company owed $247,529 (2004 - $155,964) to LWIF.

The company has loaned $200,000 to LWIF in the form of two $100,000 non-interest bearing promissory notes and these are due upon demand.

4. Income taxes:

Current income taxes consist of the following:

		2005		2004
Federal taxes	$	19,919	$	12,317
State and local taxes		5,681		3,683
	$	25,600	$	16,000

Income taxes for 2005 of $25,600 (2004 - $16,000) are consistent with the amounts computed by applying the U.S. federal and state tax rate to pre-tax income. The company has no deferred income taxes as at December 31, 2005 and 2004.

(Expressed in U.S. dollars)

5. **Financial instruments:**

Risk management activities:

Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counter-parties is constantly monitored.

The company earns supervisory fees, which vary based upon the net asset value of assets managed by LWIF. For the year ended December 31, 2005, such fees were 44 percent (2004 - 45 percent) of total revenue. In addition, the supervisory fees are received through LWIF from their clients. Therefore, termination of this relationship with LWIF could adversely affect the company's revenue.

6. **Clearing agreement:**

The company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York company. The company promptly transmits all customer funds and securities to Pershing LLC. In connection with this arrangement, the company is contingently liable for its customers' transactions.

7. **Regulatory requirements:**

The company is subject to the Securities and Exchange Commission (SEC) *Uniform Net Capital Rule* (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005 and 2004, the company was in compliance with Rule 15c3-1, with net capital of $416,359 and $386,915 respectively, which was $404,857 and $336,915 respectively in excess of its required net capital of $11,502 (2004 - $50,000). The company's net capital ratio was .41 to 1 at December 31, 2005.

The company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the *Securities Exchange Act* of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

KPMG LLP
Chartered Accountants
Suite 2000 - One Lombard Place
Winnipeg MB R3B 0X3
Canada

Telephone (204) 957-1770
Fax (204) 957-0808
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors of Loring Ward Securities Inc.

In planning and performing our audit of the financial statements and supplementary schedule of Loring Ward Securities Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act* of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate as of December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act* of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants

Winnipeg, Canada

January 30, 2006

LORING WARD SECURITIES INC.

Schedule - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

As at December 31, 2005

Net capital:		
Total stockholder's equity	$	469,656
Less: Non-allowable assets		48,824
Haircuts		4,473
Net capital	$	416,359
Aggregate indebtedness:		
Accounts payable	$	5,958
Due to related parties, net		166,573
Total aggregate indebtedness	$	172,531
Computation of net capital requirements:		
Net capital required - greater of $5,000 or 6 2/3% of aggregate indebtedness of $172,531	$	11,502
Net capital in excess of requirements	$	404,857
Ratio of aggregate indebtedness to net capital		.41 to 1

A reconciliation between the above computation and the company's corresponding unaudited Form X-17A-5, Part II, filed with the National Association of Securities Dealers Regulation, Inc. on January 26, 2006, is not required as no material differences exist.